                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 1)*
                                  (Corrected)



                                  TOPRO INC.
---------------------------------------------------------------------------
                               (Name of Issuer)


                   Common Stock, Par Value $.0001 Per Share
---------------------------------------------------------------------------
                        (Title of Class of Securities)



---------------------------------------------------------------------------
                                (CUSIP Number)


                           James H. Perry, President
                         Bridge Capital Partners, Inc.
                      5350 South Roslyn Street, Suite 350
                           Englewood, Colorado 80111
---------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                                 June 30, 1997
---------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

     Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. (See Rule 13d-7).

     NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       (Continued on following page(s))

                             Page 1 of   6   Pages
                                       -----

                                 SCHEDULE 13D
CUSIP No.                                         Page   2  of   6  Pages
          -------                                      -----   -----

---------------------------------------------------------------------------
(1) Names of Reporting Persons, S.S. or I.R.S. Identification Nos. of Above Persons

     ProFutures Bridge Capital Fund, L.P.
     74-2786949
---------------------------------------------------------------------------
(2)  Check the Appropriate Box if a Member   (a) /  /
     of a Group*                             (b) /  /

---------------------------------------------------------------------------
(3)  SEC Use Only


---------------------------------------------------------------------------
(4)  Source of Funds*

     WC
---------------------------------------------------------------------------
(5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
     2(d) or 2(e)                  /   /
---------------------------------------------------------------------------
(6)  Citizenship or Place of Organization

     Delaware




Number of Shares              (7)  Sole Voting              1,733,340
     Beneficially Owned                 Power
     by Each Reporting        ---------------------------------------------


     Person With              (8)  Shared Voting                    0
                                        Power
                              ---------------------------------------------


                              (9)  Sole Dispositive         1,733,340
                                        Power


                              ---------------------------------------------
                              (10) Shared Dispositive               0
                                        Power
---------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person



     1,733,340



---------------------------------------------------------------------------
(12) Check if the Aggregate Amount in the Row (11) Excludes Certain Shares*/ /

---------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)



     12.9%



---------------------------------------------------------------------------
(14) Type of Reporting Person*

     PN
---------------------------------------------------------------------------
                     *SEE INSTRUCTION BEFORE FILLING OUT!

                                             Page   3  of   6 Pages
                                                  -----   -----

                                  TOPRO INC.
                                  ----------

ProFutures Bridge Capital, L.P. ("PBCF") hereby submits the following Statement on Schedule 13D (the "Statement"):

ITEM 1.   SECURITY AND ISSUER

This Statement relates to the common stock, par value $.0001 per share (the "Common Stock"), of Topro Inc., a Colorado corporation (the "Company"), whose principal executive offices are located at 2525 West Evans Avenue, Denver, Colorado 80219.


ITEM 2.   IDENTITY AND BACKGROUND

          A.   PERSONS FILING THIS STATEMENT.

               Name: ProFutures Bridge Capital Fund, L.P.
               State of Organization: Delaware
               Principal Business: Investments in securities
               Address of Principal Business and Office:
                              5350 South Roslyn Street, Suite 350
                              Englewood, Colorado 80111
               Criminal and Civil Proceedings: None

          B.   GENERAL PARTNERS OF PBCF.

               (1)  Name: Bridge Capital Partners, Inc.
                    State of Organization: Colorado
                    Principal Business: A General Partner of PBCF
                    Address of Principal Business and Office
                              5350 South Roslyn Street, Suite 350
                              Englewood, Colorado 80111
                    Criminal and Civil Proceedings: None

               (2)  Name: ProFutures Fund Management, Inc.
                    State of Organization: Texas
                    Principal Business: A General Partner of PBCF and
                                        ProFutures Special Equities Fund, L.P.
                    Address of Principal Business and Office
                              1310 Highway 620 South, Suite 200
                              Austin, Texas 78734
                    Criminal and Civil Proceedings: None

          C. OFFICERS, DIRECTORS AND CONTROL PERSONS OF BRIDGE CAPITAL PARTNERS, INC.

               (1)  (a)  Name:     James H. Perry
                                   President, Director and Sole shareholder

                                             Page   4  of   6 Pages
                                                  -----   -----
                    (b)  Business Address:
                                   5350 South Roslyn Street, Suite 350
                                   Englewood, Colorado 80111
                    (c) Present Principal Occupation: President, Director and sole shareholder of Bridge Capital Partners, Inc. and a principal of Perry, Nestman & Doshier, L.L.C.
                    (d)&
                    (e)  Criminal and Civil Proceedings: None
                    (f)  Citizenship: USA

          D. OFFICERS, DIRECTORS AND CONTROL PERSONS OF PROFUTURES FUND MANAGEMENT, INC.

               (1)  (a)  Name:     Gary D. Halbert
                                   President, Director and controlling
                                   shareholder
                    (b)  Business Address:
                                   1310 Highway 620 South -- Suite 200
                                   Austin, Texas 78734
                    (c)  Present Principal Occupation: President, Director and
                         shareholder of ProFutures Fund Management, Inc. and affiliates
                    (d)&
                    (e)  Criminal and Civil Proceedings: None
                    (f)  Citizenship: USA

               (2)  (a)  Name:     Debi B. Halbert
                                   Chief Financial Officer and Treasurer
                    (b)  Business Address:
                                   1310 Highway 620 South -- Suite 200
                                   Austin, Texas 78734
                    (c)  Present Principal Occupation: Chief Financial Officer
                         and Treasurer, Director and shareholder of ProFutures
                         Fund Management, Inc. and affiliates
                    (d)&
                    (e)  Criminal and Civil Proceedings: None
                    (f)  Citizenship: USA

               (3)  (a)  Name:     John F. Mauldin
                                   Vice President
                    (b)  Business Address:
                                   The Ballpark in Arlington--Suite 216
                                   Arlington, Texas 76011
                    (c)  Present Principal Occupation: President, Director and
                         shareholder of Communications Management, Inc. and affiliates
                    (d)&
                    (e)  Criminal and Civil Proceedings: None
                    (f)  Citizenship: USA

                                             Page   5  of   6 Pages
                                                  -----   -----

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On April 29, 1997, PBCF purchased directly from the Company in a private transaction 100,000 shares of Series A Convertible Preferred Stock ("Preferred Stock") and 300,000 Common Stock Purchase Warrants ("Warrants") of the Company for an aggregate purchase price of $1,500,000 (including brokerage commissions). Each share of Preferred Stock is immediately convertible into 10 shares of Common Stock; and each Warrant is immediately exercisable into one share of Common Stock. The shares of Preferred Stock and the Warrants beneficially owned by PBCF were purchased with the working capital of such entity.

On June 30, 1997, PBCF purchased directly from the Company in a private transaction 33,334 shares of Series A Convertible Preferred Stock ("Preferred Stock") and 100,000 Common Stock Purchase Warrants ("Warrants") of the Company for an aggregate purchase price of $500,010 (including brokerage commissions). Each share of Preferred Stock is immediately convertible into 10 shares of Common Stock; and each Warrant is immediately exercisable into one share of Common Stock. The shares of Preferred Stock and the Warrants beneficially owned by PBCF were purchased with the working capital of such entity.


ITEM 4.   PURPOSE OF TRANSACTION

The securities of the Company were acquired for investment purposes only.


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER



     (a) The aggregate number of shares of Common Stock owned beneficially by PBCF as of the close of business on June 30, 1997, was 1,733,340, or approximately 12.9% of the shares of Common Stock outstanding.*






     (b) By virtue of their positions as general partners of PBCF, Bridge Capital Partners, Inc. and ProFutures Fund Management, Inc. may be deemed to share the power to vote and dispose of the shares of Common Stock owned by PBCF and thus may, for some purposes, be deemed to own beneficially such shares. Bridge Capital Partners, Inc. and ProFutures Fund Management, Inc. each disclaim beneficial ownership of such shares.



     (c) Other than the transactions described above, no transactions in the Common Stock of the Company were effected by the persons named in response to paragraphs(a) and (b) above during the past sixty (60) days.

     (d) Except as indicated in this Item 5, neither PBCF, nor, to the best knowledge of the general partners, and the executive officers, directors and controlling persons of

------------------
*Based upon 11,708,473 shares of Common Stock reported to be outstanding as of March 31, 1997, in the Company's Form 10-Q for the period ended March 31, 1997.

                                             Page   6  of   6 Pages
                                                  -----   -----

          such general partners, any of the persons referred to in Item 2 hereof, owns beneficially or has a right to acquire beneficial ownership of any shares of Common Stock.


ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
               RESPECT TO SECURITIES OF THE ISSUER.

There are no contracts, arrangements, understandings or relationships with respect to the securities of the issuer.


ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

None.


                                   SIGNATURE
                                   ---------

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                   July 15, 1997
                                   -----------------------------------
                                   (Date)


                                   PROFUTURES BRIDGE CAPITAL FUND, L.P.


                                   By:  BRIDGE CAPITAL PARTNERS, INC.
                                        A General Partner


                                   By:  /s/ James H. Perry
                                   -----------------------------------
                                   (Signature)

                                        James H. Perry, President
                                   -----------------------------------
                                   (Name/Title)